C. Robert Monroe PARTNER DIRECT: 816.691.3351 OFFICE: 816.842.8600 bob.monroe@stinson.com

July 29, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Jessica Livingston
Office of Financial Services

Re:	CrossFirst Bankshares, Inc. Pre-Effective Amendment No. 1 Registration Statement on Form S-1 File No. 333-232704 CIK No. 0001458412

Ladies and Gentlemen,

On behalf of CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), we are filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2019 in connection with a proposed initial public offering of shares of the Company’s common stock, par value $0.01 per share. The Company confirms that it is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

For your reference, copies of this letter, along with both clean copies of Amendment No. 1 and copies marked to show all changes from the previously filed Registration Statement are being separately provided to the staff of the Division of Corporation Finance (the “Staff”) of the SEC.

Amendment No. 1 is being filed to (i) add the Company’s unaudited financial statements as of and for the six months ended June 30, 2019 and 2018, (ii) provide certain disclosure with respect to the three and six month periods ended June 30, 2019 and 2018, and (iii) update certain pie charts and other charts and graphics to provide information as of or for the three and six month periods ended June 30, 2019. We currently intend to file a Pre-Effective Amendment No. 2 to the Registration Statement with the SEC on or about August 5, 2019, and the preliminary prospectus filed with Pre-Effective Amendment No. 2 is currently expected to include a price range, which has not yet been determined.

1201 Walnut Street, Suite 2900, Kansas City, MO 64106

Securities and Exchange Commission
July 29, 2019

If you or any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned by phone at 816.691.3351 or via email at bob.monroe@stinson.com or Scott Gootee of our office by phone at 816.691.3263 or via email at scott.gootee@stinson.com.

Sincerely,

Stinson LLP

/s/ C. Robert Monroe

C. Robert Monroe

cc:          Pamela Long
John Nolan
Christina Harley
Securities and Exchange Commission

David O’Toole, Chief Financial Officer, CrossFirst Bankshares, Inc.
Aisha Reynolds, General Counsel & Corporate Secretary, CrossFirst Bankshares, Inc.